UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                                 TIMELINE, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
         ---------------------------------------------------------------
                         (Title of Class of Securities)



                                   887336 10 5
         ---------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2002
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ X ]  Rule 13d-1(b)

      [   ]  Rule 13d-1(c)

      [   ]  Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 887336 10 5                Schedule 13G              Page 2 of 5 Pages

--------------------------------------------------------------------------------

                                                   Timeline, Inc. Employee Stock
   1.  Names of Reporting Persons                  Ownership Plan

       I.R.S. Identification Persons
       (entities only)                             91-1590734
--------------------------------------------------------------------------------

  #2.  Check Appropriate Box if a Member of a Group:

       (a) [  ]

       (b) [  ]
--------------------------------------------------------------------------------

   3.  SEC Use Only

--------------------------------------------------------------------------------

   4.  Citizenship or Place of Organization        Washington
--------------------------------------------------------------------------------

         Number of Shares Beneficially Owned by Each Reporting Person With:
         -----------------------------------------------------------------------

         5.    Sole Voting Power                   -0-
         -----------------------------------------------------------------------

         6.    Shared Voting Power                 -0-
         -----------------------------------------------------------------------

         7.    Sole Dispositive Power              -0-
         -----------------------------------------------------------------------

         8.    Shared Dispositive Power            410,574 shares
         -----------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each
       Reporting Person                            410,574 shares
--------------------------------------------------------------------------------

  #10. Check Box if Aggregate Amount in Row "9"
       Excludes Certain Shares                     [  ]
--------------------------------------------------------------------------------

   11. Percent of Class Represented by Amount
       in Row "9"                                  9.9%
--------------------------------------------------------------------------------

  #12. Type of Reporting Person                    EP
--------------------------------------------------------------------------------


#See Instructions.

CUSIP NO. 887336 10 5                Schedule 13G              Page 3 of 5 Pages


  Item 1.

          (a) Issuer                             Timeline, Inc.

          (b) Principal Executive Offices        3055 - 112th Avenue NE,
                                                 Suite 106
                                                 Bellevue, Washington  98004
  Item 2.

          (a) Person Filing                      Timeline, Inc. Employee Stock
                                                 Ownership Plan

          (b) Principal Business Office or,
              if none, Residence                 c/o Timeline, Inc.
                                                 3055 - 112th Avenue NE,
                                                 Suite 106
                                                 Bellevue, Washington  98004

          (c) Citizenship                        Washington

          (d) Title of Class of Securities       Common Stock

          (e) CUSIP Number                       887336 10 5

  Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is:
          (f) [ X ]Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

  Item 4. Ownership.
          (a) Amount beneficially owned                        410,547 shares
          (b) Percentage of class                              9.9%
          (c) Number of shares as to which
              such person filing has:
              (i)   sole power to vote or direct the vote      -0-
              (ii)  shared power to vote or to direct
                    the vote                                   -0-
              (iii) sole power to dispose of or direct
                    disposition                                -0-
              (iv)  shared power to dispose of or direct
                    disposition                                410,547 shares

           Calculated in accordance with Exchange Act Rule 13d-3; based on 4,165,998 shares outstanding as of close of business on January 30, 2003 (as reflected in Timeline's Form 10-QSB for the quarter ended December 31, 2002).

           The ESOP (reporting person) is an employee benefit plan qualified under Section 401 of the Internal Revenue Code, as amended, and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The ESOP has individual accounts for the benefit of participating employees and their beneficiaries. The ESOP's assets are held in trust by the ESOP trustees ("ESOP Trustees"), who currently are Charles R. Osenbaugh, Kent L. Johnson and Paula McGee. The ESOP acts by majority action of the ESOP Trustees. Mr. Johnson is not eligible for participation in the ESOP, and Mr. Osenbaugh and Ms. McGee have 89,775 shares and 17,365 shares, respectively, allocated to their individual accounts under the ESOP. Mr. Osenbaugh is separately filing a report on Schedule 13D to report his ownership interest in the Company.

CUSIP NO. 887336 10 5                Schedule 13G              Page 4 of 5 Pages


           In general, participants in the ESOP are entitled to direct the ESOP Trustees as to the manner in which the shares of Timeline common stock allocated to their accounts are to be voted, and the ESOP Trustees may not vote any shares as to which a participant fails to give the ESOP Trustees direction. Unallocated shares in the ESOP are voted by the ESOP Trustees. The ESOP, through the ESOP Trustees, shares disposition power over all the shares of Timeline common stock held by the ESOP.

           As of December 31, 2002, the ESOP held of record 410,547 shares of Timeline common stock, all of which shares had been allocated to individual accounts established for participating employees and their beneficiaries, and no shares were unallocated. From time to time the ESOP acquires shares of Timeline common stock pursuant to the terms of the plan, based on employee contributions and/or employer contributions to the ESOP. During 2002, the ESOP acquired and allocated to plan participants a total of 214,000 shares of Timeline common stock.

  Item 5.   Ownership of Five Percent or Less of Class.

            [not applicable]

  Item 6.   Ownership of More than Five Percent of Class on Behalf of Another

            Dividends on Timeline common stock allocated to the accounts of participating employees and their beneficiaries, whether paid in the form of cash or additional securities, are added to their respective individual accounts.

  Item 7. Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company

            [not applicable]

  Item 8.   Identification and Classification of Members of Group

            [not applicable]

  Item 9.   Notice of Dissolution of Group

            [not applicable]

 Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 887336 10 5                Schedule 13G              Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         This report is not an admission that the Plan Trustees are the beneficial owners of any securities held of record by the ESOP covered by this report (except to the extent of any pecuniary interest in their respective individual ESOP accounts), and the Plan Trustees expressly disclaim beneficial ownership of all such shares reported pursuant to Rule 13d-4.


                                     TIMELINE INC. EMPLOYEE STOCK OWNERSHIP PLAN


    February 28, 2003.               By:      /s/ Charles R. Osenbaugh
                                          -----------------------------------
                                             Charles R. Osenbaugh, Trustee



    February 28, 2003.               By:         /s/ Kent L. Johnson
                                          -----------------------------------
                                               Kent L. Johnson, Trustee



    February 28, 2003.               By:           /s/ Paula McGee
                                          -----------------------------------
                                                Paula McGee, Trustee